EXHIBIT 16

August 4, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We are currently principal accountants for Corio Inc. and subsidiary (Corio, Inc.) and, under the date of January 26, 2004, we reported on the consolidated financial statements of Corio, Inc. as of and for the years ended December 31, 2003 and 2002. On July 28, 2004, we notified Corio, Inc. that the client-auditor relationship between Corio, Inc. and KPMG LLP would cease upon completion of the review of Corio, Inc.'s consolidated financial statements as of and for the three-month and six-month periods ended June 30, 2004. We have read Corio, Inc.'s statements included under Item 4 of its Form 8-K dated August 4, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with the statements made in the second paragraph, or the fourth and fifth sentences in the fifth paragraph under Item 4.

Very truly yours,

/s/ KPMG LLP